08025433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson Stephenson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen Street, Suite 102
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Wilson, CPA — 817-926-4415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The M. L. Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 3 2008
THOMSON FINANCIAL

RECD S.E.C.
FEB 2 7 2008
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson Stephenson, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL LEIGH CHENAULT
Notary Public, State of Texas
My Commission Expires
September 14, 2011

Signature

Chief Financial Officer

Title

Rachel Chenault

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wilson Stephenson, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2007 and

Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilson Stephenson, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Wilson Stephenson, Inc. (the Company) as of December 31, 2007, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson Stephenson, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to claims of general creditors and reconciliation of the computation of net capital under Rule 15c3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

THE WALTON GROUP, LLC
Fort Worth, Texas

January 15, 2008

Wilson Stephenson, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and
Certain Other Brokers or Dealers
December 31, 2007

ASSETS

Assets:	
Cash	$ 25,845
Total current assets	25,845
Property, furniture and equipment, net of accumulated depreciation (Note 2)	2,569
Other assets	6,600
Total assets	$ 35,014

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 876
Total current liabilities	876
Commitments and contingencies (Note 7)	-
Stockholders' equity:	
Common stock (Notes 5 and 6)	12,000
Additional paid-in capital	53,292
Accumulated deficit	(23,402)
	41,890
Less: common stock in treasury (Note 5)	(7,752)
Total stockholders' equity	34,138
Total liabilities and stockholders' equity	$ 35,014

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2007

Revenue	
Commissions:	
Commissions on transactions in exchange listed equity securities, executed on an exchange	$ 422,251
All other securities commissions	3,701
Total commissions	425,952
Other revenue:	
Interest, miscellaneous fees and expense reimbursements (Note 8)	105,347
Total revenue	531,299
Expenses	
Salaries and other employment costs for voting stockholder officers	358,097
Other employee compensation and benefits	36,049
Regulatory fees and expenses	26,518
Other expenses (Notes 2 and 7)	74,887
Total expenses	495,551
Net income	$ 35,748

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
January 1, 2007	12,000	$ 12,000	$ 88,292	$ (59,150)	$ (7,752)	$ 33,390
Distribution to stockholders	-	-	(35,000)	-	-	(35,000)
Net income	-	-	-	35,748	-	35,748
December 31, 2007	12,000	$ 12,000	$ 53,292	$ (23,402)	$ (7,752)	$ 34,138

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 531,299
Cash expended on operations and employees	(496,484)
Cash provided by operating activities	34,815
CASH FLOWS FROM FINANCING ACTIVITIES	-
Distribution to stockholders	(35,000)
CASH FLOWS FROM INVESTING ACTIVITIES	-
Decrease in cash	(185)
Cash, beginning of year	26,030
Cash, end of year	$ 25,845
Reconciliation of net income to cash provided by operating activities:	
Net income	$ 35,748
Adjustments:	
Balance sheet accounts:	
Increase in prepaid expenses	(1,049)
Increase in accounts payable and accrued liabilities	116
Cash provided by operating activities	$ 34,815

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2007

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on June 6, 1988 and is registered as a dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

The Company also offers financial advisory and accounting services to its clients and the public at large. These operations are maintained separately from all dealer/investment activities.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

There is no provision for Federal income taxes in the accompanying financial statements, as the Company has filed an election to be treated under Subchapter S of the Internal Revenue Code, effective as of the date of incorporation. Income tax liabilities on net income are the responsibility of the stockholders.

(d) Property, Furniture and Equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets which range from 5 to 7 years.

Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed in the current period.

(e) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(f) Concentrations of Risk

Concentrations of risk relate to cash. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution.

(Continued)

(2) Property, Furniture and Equipment

Property, furniture and equipment is composed of the following at December 31, 2007:

Office furnishings and equipment	$ 25,688
Less: accumulated depreciation	(23,119)
	$ 2,569

All property, furniture and equipment have been depreciated to their salvage value, therefore, there was no depreciation expense recorded during the year.

(3) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Subordinated Liabilities

There were no liabilities which were subordinated to claims of general creditors at December 31, 2007, or during the year ended December 31, 2007.

(5) Common Stock

The Company has 500,000 shares of $1 par value common stock authorized, of which 12,000 shares have been issued; 10,500 shares are outstanding and 1,500 shares are held in treasury, at cost.

(6) Stock Purchase Agreements

The officers of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholder's estate is obligated to sell to the Company, all shares of common stock of the Company owned by the stockholder at his death.

The Company is the beneficiary of certain life insurance policies covering the officers. It is the intention of management of the Company that the life insurance proceeds be utilized to acquire the related shares in the event of the death of one of the related stockholders.

The stock purchase agreements do not limit the stock acquisition price to the limits of the related life insurance; however, management of the Company contends such proceeds would be sufficient to acquire the related stock.

(Continued)

(7) Commitments and Contingencies

The Company leases office space and a copier under non-cancelable operating leases. Future minimum rental payments under the agreements are as follows:

2008	$ 47,130
2009	45,654
2010	34,240
	$ 127,024

Related office rent and equipment lease expenses, included as components of other expenses in the accompanying financial statements, were $43,705 and $8,004, respectively, for the year ended December 31, 2007.

(8) Related Party Transactions

The Company shares office space, personnel and resources with companies owned by primary shareholders. The Company receives expense reimbursements for shared expenses. For the year ended December 31, 2007, the Company received $68,200 in expense reimbursements from the related parties.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended

December 31, 2007

Wilson Stephenson, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended December 31, 2007

Computation of Net Capital

Total stockholders' equity	$ 34,138
Non-allowable assets:	
Property, furniture and equipment, net	(2,569)
Other assets	(6,600)
	(9,169)
Net allowable capital	$ 24,969

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 58
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 19,969

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 876
Percentage of aggregate indebtedness to net allowable capital	4%

(Continued)

Wilson Stephenson, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended December 31, 2007

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Customer transactions are cleared through Pershing, a division of Bank of New York Mellon.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims at January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2007

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Wilson Stephenson, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wilson Stephenson, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control structure, and its internal control over financial reporting, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control, or for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization, and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control was for the limited purpose described in the preceding paragraph, and would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. However, we noted no deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

The Walton Group, LLC

THE WALTON GROUP, LLC

January 15, 2008

END